UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cue Health Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

229790100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS KSP Cue Health Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,971,714 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,971,714 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,971,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO

(1)	Represents 8,971,714 shares of Common Stock of Cue Health Inc. (the “Issuer”).

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,971,714 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,971,714
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,971,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON CO

(1)

Represents 8,971,714 shares of Common Stock of the Issuer. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of KSP Cue Health Investments, LLC.

Item	1(a). Name of Issuer: Cue Health Inc. (the “Issuer”).

Item	1(b). Address of Issuer’s Principal Executive Officers: 4980 Carroll Canyon Rd., Suite 100, San Diego, CA 92121

Item	2(a). Name of Person Filing:

KSP Cue Health Investments, LLC (“KSP Cue Health”)

Koch Strategic Platforms, LLC (“KSP”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (KIGH”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item	2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, par value $0.00001 per share (“Public Shares”).

Item 2(e).CUSIP No.: 229790100.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 146,362,598 Public Shares outstanding as of November 5, 2021, as reported in the Form 10-Q filed by the Issuer on November 10, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

KSP Cue Health is beneficially owned by KSP, KSP is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, KSP, KIG, and KIGH may be deemed to beneficially own the Public Shares held by KSP Cue Health by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KSP and (iv) KSP’s beneficial ownership of KSP Cue Health. The filing of this Schedule 13G shall not be construed as an admission that KSP, KIG, KIGH or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

KSP Cue Health Investments, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Strategic Platforms, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary